UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated March 17, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

SIBANYE GOLD LIMITED
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
(“Sibanye” or “the Company”)
_____________________________________________________________________________

SOUTH AFRICAN COMPETITION APPROVAL – THE AQUARIUS TRANSACTION
_____________________________________________________________________________

Sibanye shareholders are referred to the announcement on 19 January 2016 advising that
Aquarius Platinum Limited’s (“Aquarius”) shareholders approved the Amalgamation and
Amalgamation Agreement, whereby Sibanye will acquire all of the shares in Aquarius for a cash consideration of USD 0.195 per share (the “Aquarius Transaction”).

Sibanye is pleased to report that a significant Condition Precedent, being the approval of the
South African Competition Authorities for the Aquarius Transaction, subject to certain conditions and qualifications which are acceptable to both Sibanye and Aquarius, was received on 16
March 2016. Sibanye and Aquarius will now proceed to fulfill the final Conditions Precedent, in accordance with the Implementation Agreement. A further announcement, including the transaction timetable, will be issued once the final Conditions Precedent have been fulfilled.

17 March 2016
Libanon

Contact

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: March 17, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer